

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via E-mail
Andrew C. Carington, Esq.
Vice-President and General Counsel
Mercury New Holdco, Inc.
333 E. Franklin Street
Richmond, VA 23219

Re: **Mercury New Holdco, Inc.**
            Registration Statement on Form S-4
            Filed May 9, 2014
            File No. 333-195850

Dear Mr. Carington:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with all board books that are materially related to the combination between Media General, Inc. and LIN Media, LLC.

2.   Please provide us with the form of proxy card or file it with the proxy statement as soon as practicable.

Questions and Answers about the Special Meeting, page iv

What is the proposed transaction?

3.   Please consider a separate Question and Answer addressing the fact that New Media shareholders are not voting on the holding company merger.

<u>Are any LIN shareholders already committed to vote in favor of the LIN merger proposal and the LIN compensation proposal?, page viii</u>

4.   Please revise your Q&A to clarify, if true, that the vote is assured in each instance by virtue of the 70% commitment you have obtained from the Class A and Class C shareholders, such that no further vote by minority shareholders is necessary for approval. Please revise the third bullet point on page 6, as applicable, under "Conditions to the Closing of the Transaction." Please also revise to indicate, as you do on page 56, that regardless of the advisory vote, LIN's NEOs will receive the golden parachute compensation to which they may be entitled.

<u>Summary, page 1</u>

5.   Please revise to explain why the transaction is being accomplished by means of the formation of a new holding company and two merger subsidiaries, rather than a straight merger of LIN into Media General, Inc.

<u>Organizational Chart, page 4</u>

6.   We note that your chart's organizational structure differs slightly from the description in the fifth paragraph under the first Q&A on page iv, where you state that "in connection with the Media General Merger and the LIN merger, LIN Television Corporation, currently a direct, wholly-owned subsidiary of LIN, will become a direct, wholly-owned subsidiary of New Media General, and Media General will become a direct, wholly-owned subsidiary of LIN Television Corporation." The bottom diagram on page 4 does not appear to reflect this level of organization. Please advise or revise.

<u>Conditions to the Closing of the Transaction, page 6</u>

7.   We note the ability of either party to waive conditions to merger. Please disclose here whether it is the board's intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

<u>Selected Unaudited Pro Forma Condensed Combined Financial Information, page 17</u>

8.   We note herein and on page 138 that you expect to swap or otherwise divest certain television stations as part of the process of obtaining regulatory approvals for the transaction. Please update your disclosure for any correspondence that you may have received from the FTC or the Department of Justice after you filed notification and report forms under the HSR Act. It also appears from your disclosure on page 27 that at a minimum, "regulatory authorities <u>will require</u> Media General and Lin to divest stations" in certain named markets.

Risk Factors, page 23

The transaction is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all., page 24

9.   Please revise to discuss the ability of the boards to waive certain conditions to the merger. We note your disclosures on pages 6 and 7.

Failure to complete the transaction may negatively … page 25

10.   Please clarify your disclosure as follows:
   - What divestitures that may be required by the regulatory authorities that are _not_ related to this subject transaction.   We note that you refer to "divestitures required … whether or not in connection with the transaction."
   - The "specified" amount of annual broadcast cash flow loss by LIN television stations that could trigger your exercise of termination rights. Refer to the Media General Adjusted LIN projections on page 93.

Proxy Solicitations, page 47

11.   We note that both Media General and LIN Media may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Severance Payments and Benefits, page 55

12.   We note your statement that the table on page 55 sets forth the "approximate values of golden parachute compensation that may become payable to LIN's named executive officers...as described herein in LIN's proxy statement for the annual meeting of shareholders held May 6, 2014, attached hereto as Annex H." We are unable to locate any additional golden parachute disclosures in the proxy materials. Please advise or revise.

The Transaction, page 59

13.   As disclosed in its most recent Form 10-Q, Media General entered into an amendment to its credit agreement which will be effective upon successful completion of the merger with LIN. Please summarize the significant terms of the transaction, including any change in the interest rate and deferred financing costs.

Proration and Allocation Procedures for the LIN Merger Consideration, page 60

14.   In order that your shareholders may better understand the value of consideration that they will receive following a proration adjustment, please clarify how "proportional allocation of consideration" is achieved. Please illustrate, by way of quantification,
   * How the aggregate amount of the cash consideration will be allocated to each cash electing share if the cash consideration is oversubscribed;
   * How the aggregate amount of cash consideration and New Media General share consideration will be allocated to either the no election share (Scenario 1) or each stock electing share (Scenario 2) if the cash consideration is undersubscribed.

Background of the Transaction, page 61

15.   Please revise at page 63, paragraph seven, to clarify why Media General decided upon consideration for LIN shares being a mix of cash and common stock, as opposed to all cash or all stock. Please also explain in paragraph eight why Mr. Mahoney offered the possibility of a cash/share election feature.

16.   Please revise the final paragraph on page 68 to clarify, if true, that Hicks Muse has not committed to electing all cash for all of its shares, as suggested in paragraph one on page 68.

17.   Please revise paragraph six on page 68 to briefly characterize the nature of the FCC regulatory developments upon which a representative of Cooley advised the Media General board. Please similarly revise at page 69, paragraph one.

18.   Likewise, please revise to briefly characterize the material terms of the update provided that day by a representative of Fried Frank. Please similarly revise at page 69, paragraph one.

Opinion of Media General's Financial Advisor, page 74

19.   We note in the third bullet point on page 75 that the financial estimates relating to LIN were "adjusted by the management of Media General." Please revise to briefly explain how and why Media General management adjusted LIN's financial estimates.

Opinion of LIN's Financial Advisor, page 85

20.   Likewise, with respect to the financial projections provided by Media General to LIN, please revise to briefly explain how and why LIN revised them to reflect LIN's management's view of Media General's expected financial performance.

Pro Forma Condensed Combined Financial Information, page 132

21.   We refer to your calculation of LIN Media shares as set forth in footnote 2 of your Form
        S-4 cover page. It appears that 54% of LIN Media shares (32,048 or LIN's fully diluted
        shares of 59,475 less 27,426 shares opting for cash consideration) are expected to elect
        share consideration.   Please clarify if this is the intended scenario in your pro forma
        presentation. Tell us why this scenario is the most likely to occur and why you did not
        consider additional pro forma presentations which give effect to a range of possible
        results.   Refer to Rule 11-02(b)(8) of Regulation S-X.

22.   In the above scenario, it would appear that you would use 50,514 incremental post-
        conversion Media General shares (32,048*1.5762) instead of 55,639. Please advise or
        revise.

23.   We note that there is a "Cash Election Cap."   It is unclear from the Agreement and Plan
        of Merger if there is also a Share Election Cap.   In this regard, we note Media General's
        reference to a 50.5 million share cap in its Form 10-Q for the quarter ended March 31,
        2014.

Adjustments to Balance Sheet as of December 31, 2013, page 135

1(f)

24.   Tell us if your estimate of merger-related expenses is factually supportable and
        additionally, whether it includes a discretionary fee to JP Morgan as referenced in the last
        paragraph on page 70.

1(i)

25.   Tell us if you included a pro forma adjustment in connection with payments to Mr.
        George Mahoney, as well as other Media General officers listed on page 98, which may
        be required as they appear to be directly attributable to the merger.   In this regard, we
        note on page 139 that Mr. Vincent L. Sadusky, LIN's President and CEO, will become
        President and CEO of New Media General upon closing of the transaction.

1(j), i(k). and 2(r)

26.   Please cross-reference the terms of your credit agreement elsewhere in the filing to
        substantiate your pro forma adjustments. Also separately disclose the incremental debt
        financing necessary to acquire LIN and refinancing of its existing debt.

1(m)

27.   Please provide a separate footnote to disclose your assumption for the total cash consideration paid to cash electing shares and such other shares to effect proportional allocation.

28.   Please revise your sensitivity analysis to depict the effects on the purchase price and goodwill, assuming a 10% increase or decrease in the price of Media General's stock.

Adjustment to Statement of Operations for the year ended December 31, 2013, page 138

2(q)

29.   Please cross-reference the to/from accounts that relate to the reclassification of severance expense associated with former Young corporate employees.

30.   On page 138, you state that the total LIN Merger costs are estimated to be $70 million. Considering the significance of such expenses in relation to the combined companies' cash position, please provide a breakdown of such expenses.

Management of New Media General, page 139

31.   Tell us whether the management of Media General and Lin Media will change after the LIN merger.

LIN Annual Meeting Shareholder Proposals, page 158

32.   Please revise to indicate whether LIN Media LLC would have an annual meeting assuming the transactions contemplated in the Form S-4 registration statement are effected by the outside date of March 21, 2015.

Exhibits/Annexes

33.   Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the tax and legal opinions with your next amendment, please provide a draft of the opinions for us to review.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Philip Richter, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP